File No. 70-9171

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                    GULF POWER COMPANY             MISSISSIPPI POWER COMPANY
                   500 Bayfront Parkway                2992 West Beach
                 Pensacola, Florida 32501          Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

 Warren E. Tate, Secretary and Treasurer   Michael W. Southern, Vice President,
      Gulf Power Company                           Secretary, Treasurer and
      500 Bayfront Parkway                          Chief Financial Officer
 Pensacola, Florida 32501                         Mississippi Power Company
                                                      2992 West Beach
                                                  Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

              W. L. Westbrook                 John D. McLanahan, Esq.
          Financial Vice President              Troutman Sanders LLP
            The Southern Company       600 Peachtree Street, N.E., Suite 5200
         270 Peachtree Street, N.W.            Atlanta, Georgia 30308
           Atlanta, Georgia 30303




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Item 3.        Applicable Statutory Provisions.
Rule 54 Analysis as amended by Amendment No. 1 hereto is hereby amended by adding the following sentence to the sixth paragraph thereto: "The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million only reflects Southern's 75% ownership."

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  May 12, 1998                       GULF POWER COMPANY


                                          By/s/ Wayne Boston
                                                Wayne Boston
                                               Assistant Secretary



                                          MISSISSIPPI POWER COMPANY


                                          By /s/ Wayne Boston
                                               Wayne Boston
                                               Assistant Secretary